EXHIBIT 12.1

STATEMENTS REGARDING COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					September 30,
	1998	1999	2000	2001	2002	2002	2003
Fixed Charges:				(dollars in thousands)
Warehouse and residual interest expense	$43,914	$25,157	$14,226	$11,187	$15,236	$10,612	$13,925
Estimated Rental Interest Expense	2,314	2,091	719	337	485	309	515

Total fixed charges	$46,228	$27,248	$14,945	$11,524	$15,721	$10,921	$14,440

Earnings:
Income (loss) before income taxes	$13,600	$(91,461)	$(37,062)	$257	$71,973	$52,672	$90,327
Warehouse and residual interest expense	43,914	25,157	14,226	11,187	15,236	10,612	13,925
Estimated Rental Interest Expense	2,314	2,091	719	337	485	309	515

Total earnings	$59,828	$(64,213)	$(22,117)	$11,781	$87,694	$63,593	$104,767

Ratio of Earnings to Fixed Charges(1)	1.29	—	—	1.02	5.58	5.82	7.26

(1) For the years ended December 31, 2000 and 1999, earnings were insufficient to cover fixed charges by $22.1 million and 64.2 million, respectively

Ratio of EBITDA to Pro Forma Interest Expense

	Twelve Months Ended September 30, 2003
Net Income (Loss)	67,185
Residual interest expense	837
Depreciation and amortization	1,909
Income tax	42,443
EBITDA	112,374

Proforma Interest Expense	23,500

Ratio of EBITDA to Proforma Interest Expense	4.8

Ratio of Pro Forma Long-Term Debt to EBITDA

	September 30, 2003
Proforma Long Term Debt	200,000

Net Income (Loss)	67,185
Residual interest expense	837
Depreciation and amortization	1,909
Income tax	42,443
EBITDA	112,374

Ratio of Proforma Long Term Debt to EBITDA	1.8